

16021484

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. 53rd St., 22nd floor
(No. and Street)

New York,	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Paddon **212-259-5608**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


JACOB JORDAN
Comm. Exp. 10/05/2019
NOTARY
PUBLIC
Comm. No. 01JO6331345
NEW YORK COUNTY, STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

Year Ended March 31, 2016

Contents


Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Investec Securities (US) LLC

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the Company) as of March 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2016, in conformity with U.S. generally accepted accounting principles.

Very truly yours,

Ernst & Young LLP

June 10, 2016

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2016

Assets	
Cash and cash equivalents	$ 5,913,486
Due from Overseas Affiliates, including interest	43,885
Other assets	70,143
Total assets	$ 6,027,514
Liabilities and member's equity	
Liabilities:	
Accrued Expenses	$ 140,605
Due to Holdings	17,796
Total liabilities	158,401
Commitments and contingencies	
Member's equity	5,869,113
Total liabilities and member's equity	$ 6,027,514

The accompanying notes are an integral part of this statement.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2016

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity and fixed income transactions, and the Company acts as placement agent for foreign securities offerings in the United States; for all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The Company operates in a single business segment, the Institutional Securities business.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less, and includes cash equivalents of $5,020,751.

Guarantees

The Company applies the provisions of ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has not recorded any liabilities from guarantees under ASC 460-10.

Commitments and Contingencies

The Company has not made any commitments, and is not aware of any contingencies, that would require disclosure in the Notes to Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus, the Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports.

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the statement of financial condition. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the Company measures the position to the amount of benefit it may recognize in the statement of financial condition.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts involving financial instruments. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, which deferred the original effective date of ASU No. 2014-09 by one year, to fiscal years beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016. Commencing in fiscal year 2017, the Company will perform an analysis and make disclosures as required. The Company does not expect that the adoption of ASU No. 2014-15 will have a material impact on the Company's statement of financial condition.

3. Credit Risk

The Company maintains its Cash and cash equivalents in bank accounts, of which $5,826,277 was in accounts at an affiliated foreign bank at March 31, 2016. Balances in domestic bank accounts, at times, may exceed federally insured limits. Balances in foreign bank accounts are uninsured.

The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company, and to its business environment, could have a material effect on the Company and its operations.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed more fully in Notes 2 and 5, and is the Company's payment agent for essentially all of the Company's vendor invoices.

Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2016, the Company owed Holdings, net, $17,796 related to the items described above. This amount was settled on April 19, 2016.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2016, the Overseas Affiliates owed the Company $39,504 related to the items described above and included in Due from Overseas Affiliates. This amount was settled in part on April 26, 2016, with the remainder settled on May 5, 2016.

As discussed in Note 3 above, at March 31, 2016 $5,826,277 of the Company's Cash and cash equivalents was normal day-to-day operating deposit balances in interest-bearing United States dollar accounts at an affiliated foreign bank.

5. Income Taxes

Holdings allocates a provision for income taxes to the Company as if it were a separate taxpayer. At March 31, 2016, the Company had no deferred tax assets or deferred tax liabilities. All taxes are deemed to be current and are periodically settled with Holdings.

5. Income Taxes (continued)

As of March 31, 2016, the Company determined that it has no material uncertain tax positions, and no interest or penalties as defined within ASC 740-10. Accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2014, 2015 and 2016 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

6. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to maintain a minimum of $250,000 of net capital. Because of the net capital treatment of Cash and cash equivalents deposited with affiliate banks, the Company at March 31, 2016 had net capital of $68,808, which was $181,192 in deficit of the required minimum net capital. For the same reason the Company also had hindsight deficits at various points during the year ending March 31, 2016 and subsequent to that date. The Securities and Exchange Commission and FINRA may impose monetary and non-monetary sanctions on the Company for the above deficits; such sanctions may have a material adverse effect on the Company's operations and financial condition.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

On May 16, 2016, the Company transferred cash from an affiliate bank deposit account to a non-affiliate bank deposit account, to alleviate the net capital deficit position described in Note 6 above and bring the Company back into net capital compliance. The Company has evaluated all other subsequent events through June 10, 2016, the date the statement of financial condition was available to be issued, and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.